August 13, 2025

Matthew Fisch
Chief Executive Officer
AEye, Inc.
4670 Willow Road, Suite 125
Pleasanton, CA 94588

       Re: AEye, Inc.
           Registration Statement on Form S-3
           Filed on August 11, 2025
           File No. 333-289462
Dear Matthew Fisch:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing